6/28/04

04015518

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

SEC FILE NUMBER
8-15305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/03 (MM/DD/YY) AND ENDING 2/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Empire Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Universal City Plaza 20th Floor
(No. and Street)

Universal City, California 91608
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie S. Bennett (818) 753-2353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Lazarus
(Name – *if individual, state last, first, middle name*)

10801 National Blvd. Ste 608 Los Angeles, California 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie S. Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Securities Corporation, as of February 29, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NONE

NONE

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 14 day of June, 2004

(Signature of Notary)

Notary Public

Signature
Jamie S. Bennett
Chief Financial Officer
Title

AZIZ JANGBAR
COMM. #1269797
NOTARY PUBLIC – CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires July 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE SECURITIES CORPORATION

FINANCIAL STATEMENTS

FEBRUARY 29, 2004

Empire Securities Corporation

Table of Contents

DAVID E. LAZARUS
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

Board of Directors
Empire Securities Corporation
Los Angeles, California

Gentlemen:

I have audited the accompanying statement of financial condition of Empire Securities Corporation as of February 29, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Securities Corporation at February 29, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David E. Lazarus
Certified Public Accountant

Los Angeles, California
May 11, 2004

10801 NATIONAL BOULEVARD, SUITE 608, LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 474-5108 · FAX: (310) 474-4155, E-MAIL: DELACPA@PRODIGY.NET

Empire Securities Corporation
Statement of Financial Condition
February 29, 2004

ASSETS

Cash		$ 89,837
Clearing deposit		10,000
Commissions receivable		93,966
Allowable assets		193,803
Interest receivable	$ 899	
Deposits	3,525	
Office furniture and equipment, at cost		
Less accumulated depreciation of $25	3,787	
NASDAQ warrants	3,300	
Non-allowable assets		11,511
		$ 205,314

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 52,833
Commissions payable		75,158
Income Taxes payable		10,126
Total liabilities		138,117
Shareholders' equity		
Common stock		
Class A, $.50 par value; authorized 50,000 shares; no shares issued and outstanding	$ -	
Class B, $.50 par value; authorized 50,000 shares; issued and outstanding 1,000 shares	500	
Additional paid in capital	41,000	
Retained earnings	25,697	
Total shareholders' equity		67,197
		$ 205,314

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Income
For the Year Ended February 29, 2004

Revenue		
Commissions – principal		$ 49,520
Commissions – listed		29,597
Commissions – OTC		75,946
Commissions – third market		76,654
Commissions – mutual funds		644,914
Commissions – options		685
Commissions – 12B-1 trailings		20,057
Commissions – variable annuities		301,431
Commissions – direct participation programs		717,216
Investment advisory fees		6,214
Interest		11,428
Miscellaneous income		11,370
Total revenue		1,945,032
Costs of revenues		
Commission	$ 1,490,089	
Clearing expenses	43,437	
Total cost of revenues		1,533,526
Net Revenues		411,506
General and Administrative expenses		
Accounting and audit fees	3,981	
Advertising	90	
Automobile expenses	12,759	
Bank and wire charges	367	
Bond premiums	2,332	
Business promotion	1,137	
Charitable contributions	767	
Compliance costs	4,318	
Computer expenses	20	
Education and training	7,049	
Depreciation	25	
Equipment rentals	825	
Insurance	4,927	
Legal fees	15,186	
Licenses	184	
Medical expenses	3,433	
Miscellaneous expenses	373	
Moving expenses	380	
NASD fees	8,917	
NASD fine	20,000	

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Income
For the Year Ended February 29, 2004

(Continued)

NASD membership assessments	1,935	
Office expenses	2,814	
Payroll processing	199	
Payroll taxes	5,873	
Postage and overnight mail	2,875	
Professional services	135,356	
Regulatory fees	300	
Rent and occupancy expenses	9,100	
Officer salaries	64,716	
SIPC fees and assessments	150	
Seminar expenses	1,875	
State filing fees	97	
Subscriptions and publications	368	
Taxes – miscellaneous	4,980	
Telephone and communications	5,781	
Travel and entertainment	34,756	
Utilities	420	
Total General and Administrative expenses		358,665
Income before provision for income taxes		52,841
Provision for incomes taxes		18,611
Net income		$ 34,230

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended February 29, 2004

	Class A Common Stock $.50 Par Value; 50,000 Authorized; Shares Issued and Outstanding	Class A Common Stock $.50 Par Value; 50,000 Authorized Amount	Class B Common Stock $.50 Par Value; 50,000 Authorized; Shares Issued and Outstanding	Class B Common Stock $.50 Par Value; 50,000 Authorized Amount	Additional Paid In Capital	Retained Earnings/ Accumulated Deficit	Total
Balance – March 1, 2003	10,000	$ 10,000	4,500	$ 4,500	$ 14,500	$ (8,533)	$ 20,467
Cancellation and reissuance of shares on change of ownership	(10,000)	(10,000	(3,500)	(4,000)	14,000		-
Contribution to capital by shareholder					12,500		12,500
Net income for year						34,230	34,230
Balance-February 29, 2004	-	$ -	1,000	$ 500	$ 41,000	$ 25,697	$ 67,197

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Cash Flows
For the Year Ended February 29, 2004

Cash flow from operating activities:		
Net income		$ 34230
Adjustments		
Depreciation		25
(Increase) in commissions receivable		(65,308)
Decrease in income tax overpayments		7,416
(Increase) in interest receivable		(899)
(Increase) in deposits		(3,525)
Increase in accounts payable and accrued expenses		50,701
Increase in commission payable		54,063
Increase in income taxes payable		10,126
Net cash flow from operating activities		86,829
Cash flow from investing activities		
Acquisition of office furniture and equipment	(3,812)	
Acquisition of NASDAQ warrants	(3,300)	
Net cash flow from investing activities		(7,112)
Cash flow from financing activities:		
Contribution to capital by shareholder	12,500	
Repayment of subordinated debt	(10,000)	
Net cash flow from financing activities		2,500
Increase in cash		82,217
Cash and equivalents – March 1, 2003		17,620
Cash and equivalents - February 29, 2004		$ 99,837
Interest paid during year		-
Income taxes paid during year		$ 269

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Note 1. Significant Accounting Policies

A. The Company is a registered broker/dealer selling investments in mutual funds, stocks, bonds, direct placement securities and insurance products. In connection with the sale of stocks and bonds, the Company uses another securities dealer as a clearinghouse for these transactions. The Company receives commissions from the mutual fund distributor, the direct placement promoter, and insurance carrier.

B. Office furniture and equipment is stated at cost. Depreciation is provided for on a straight-line basis at rates determined by the estimated useful lives of the respective assets. Expenditures for major renewals and betterments that extend the useful lives of office furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

C. For purposes of the Statement of Cash Flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalent.

D. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Net Capital Requirement

The Company, as a registered broker/dealer, is required to maintain a minimum net capital, as defined by rule 15c3-1 of the Securities and Exchange Act of 1934. As of February 29, 2004, the computed net capital and the required net capital, computed under rule 15c3-1, were $55,686 and $5,000, respectively.

Note 3. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable are limited due to the credit worthiness of the payors, which consist of various mutual funds, insurance carriers and brokerage houses. Accordingly, at February 29, 2004, the Company had no significant concentrations of credit risk.

Note 4. Income Taxes

The Company's provision for income taxes does not bear the normal relationship to pre-tax income. This variance is due to the fact that fifty (50%) percent of the entertainment and business meal expenses incurred by the Company are nondeductible for Federal and California income tax purposes.

Income tax expense at February 29, 2004, consists of the following:

Federal Income Taxes – Current	$ 11,346
State Income Taxes – Current	7,265
Total Income Tax Expense	$ 18,611

Note 5. Leases

The Company leased certain office space on a month-to-month basis through January 2004.

In February 2004, the Company entered into a lease agreement for office space, which expires in January 2005. This lease requires monthly lease payments of $2,400 plus charges for telephone, internet services and parking.

During the fiscal year ended February 29, 2004, the Company incurred rent expense under these leases of $9,100.

Note 6. Change of Ownership and Management Changes

In July 2003, the sole shareholder of the Company sold all of the issued and outstanding shares of stock held to the Chief Financial Officer. As part of this transaction, all of the Class A shares and 8,000 shares of the Class B shares were cancelled and credited to additional paid-in capital.

In November 2003, the Chief Financial officer and sole shareholder sold 500 shares of the Company's Class B shares held by him to the new President and Chief Executive Officer of the Company. The net proceeded from this sale were contributed to the Company by the Chief Financial officer.

Empire Securities Corporation
Notes to Financial Statements
February 29, 2004

Note 7. NASDAQ Warrant

The Company had purchased 300 warrants to acquire shares of NASDAQ. These warrants are exercisable into 300 shares of NASDAQ stock at a cost of $13.00 to $16.00 per share. At February 29, 2004, the Company had not exercised these warrants.

Empire Securities Corporation
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended February 29, 2004

Balance – March 1, 2003	$ 10,000
Additions:	-
	10,000
Reductions	10,000
Balance – February 29, 2004	$ -

Empire Securities Corporation
Computation of Net Capital Pursuant to Rule 15c3-1
February 29, 2004

Total Shareholder's equity from Statement of Financial Condition	$ 117,170
Less non-allowable assets	16,227
Net capital	$ 100,943

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 5,000
Net capital from above	$ 100,943
Excess net capital	$ 95,943

Computation of Ratio of Aggregate Indebtedness

Total liabilities	$ 23,983
Ratio of aggregate indebtedness to net capital	.24 to 1

The computation of net capital as reported in the Unaudited Part IIA filing does not agree with the audited net capital as reported in the reconciliation of net capital.

Empire Securities Corporation
Reconciliation of Net Capital
February 29, 2004

Net capital as reported in unaudited Focus report Part II A	$ 100,943
Adjustments related to:	
Increase in commission income receivable	68,878
Increase in commission expense payable	(55,088)
Increase accounts payable and accrued expenses	(48,921
Increase in income taxes payable	(10,126)
Net capital as reported in audited financial statements	$ 55,685

Audited Computation of Basic Net Capital Requirement

Minimum net capital required	$ 5,000
Net capital from above	$ 50,685
Excess net capital	$ 45,685

Audited Computation of Ratio of Aggregate Indebtedness

Total liabilities	$ 138,117
Ratio of aggregate indebtedness to net capital	2.48 to 1

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons above. Though these differences are material, the audited net capital is still well in excess of the minimum net capital required.

Independent Auditor's Report on Internal Control Structure

Board of Directors
Empire Securities Corporation
Universal City, California

In planning and performing my audit of the financial statements of Empire Securities Corporation for the year ended February 29, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by firm that I considered relevant to the objectives stated in rule 17a-5(g)(1)(i) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of the difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at February 29, 2004 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

David E. Lazarus
Certified Public Accountant

Empire Securities Corporation
Possession and Control Requirements of Customer Funds and
Related Computational Reserve Report
February 29, 2004

Empire Securities Corporation, as a registered broker/dealer, is subject to quarterly filings of Part IIA of Form X-17A-5 (the Focus Report). The Company does not handle securities as all transactions are on a fully disclosed basis. As such, the Company claims exemption from the possession or control requirements under rule 15c-3-3. The Company claims its exemption from Rule 15c3-3 provision pursuant to Sections (k)(1) and (k)(2) of that rule in that all transactions are handled and all monies and securities, if received directly, are promptly transmitted to the clearing broker.

A reconciliation of this computation is not necessary because of the Company's claimed exemption.